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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. Initial)*

                          Bone Care International Inc.
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                                (Name of Issuer)

                                  Common Stock
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                       (Title of Class of Securities)

                                   098072101
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                                 (CUSIP Number)

                               December 31, 1999
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 098072101                   13G                 PAGE 2  OF 5  PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)
        Robert W. Baird & Co. Incorporated
        39-6037917
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

                           Not Applicable
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  3     SEC Use Only


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  4     Citizenship or Place of Organization
        Wisconsin

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    Number of
                           5       Sole Voting Power

      Shares                                     5,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                                    638,330
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                                    0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        638,330
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)

                           Not Applicable
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 11     Percent of Class Represented by Amount in Row (9)

                                         5.6
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 12     Type of Reporting Person (See Instructions)

        IA (Investment Adviser)
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ITEM 1.
              (a)             Name of Issuer:  Bone Care International Inc.

                              Address of Issuer's Principal Executive Offices
              (b)             One Science Court
                              Madison, WI  53711


ITEM 2.
              (a)             Name of Person Filing:
                              Robert W. Baird & Co. Incorporated
                              Address of Principal Business Office or, if none,
                              Residence:
              (b)             777 East Wisconsin Avenue
                              Milwaukee, Wisconsin 53202
              (c)             Citizenship:  Wisconsin

              (d)             Title of Class of Securities:  Common

              (e)             CUSIP Number:  098072101



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
              (a)             [ ]     Broker or dealer registered under
                                      section 15 of the Act (15 U.S.C. 78o).
              (b)             [ ]     Bank as defined in section 3(a)(6) of the
                                      Act (15 U.S.C. 78c).
              (c)             [ ]     Insurance company as defined in section
                                      3(a)(19)of the Act(15 U.S.C. 78c).
              (d)             [ ]     Investment company registered under
                                      section 8 of the Investment Company Act of
                                      1940 (15 U.S.C 80a-8).
              (e)             [X]     An investment adviser in accordance with
                                      ss.240.13d-1(b)(1)(ii)(E);
              (f)             [ ]     An employee benefit plan or endowment
                                      fund in accordance with ss.240.13d-1(b)
                                      (1)(ii)(F);
              (g)             [ ]     A parent holding company or control person
                                      in accordance with ss.240.13d-1(b)
                                      (1)(ii)(G);
              (h)             [ ]     A savings associations as defined in
                                      Section 3(b) of the Federal Deposit
                                      Insurance Act (12 U.S.C. 1813);
              (i)             [ ]     A church plan that is excluded from the
                                      definition of an investment company under
                                      section 3(c)(14) of the Investment
                                      Company Act of 1940 (15 U.S.C. 80a-3);
              (j)             [ ]     Group, in accordance with ss.240.13d-
                                      1(b)(1)(ii)(J).



ITEM 4.       OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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              (a)        Amount beneficially owned:         638,330

              (b)        Percent of class: 5.6

              (c)        Number of shares as to which the person has:

                         (i)           Sole power to vote or to direct the
                                       vote   5,000.
                         (ii)          Shared power to vote or to direct the
                                       vote   0.
                         (iii)         Sole power to dispose or to direct the
                                       disposition of    638,330
                         (iv)          Shared power to dispose or to
                                       direct the disposition of   0.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Instruction: Dissolution of a group requires a response to this item.


Not Applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.



The ultimate ownership of the security is vested in the individual and institutional clients for whom Baird serves as investment adviser. Any and all discretionary authority or voting power, which has been delegated to Baird, may be revoked in whole or in part at any time. Not more than 5% of the class of such securities is owned by any one client receiving investment advice from Baird.



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.



Not Applicable
ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.



Not Applicable
ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.



Not Applicable


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ITEM 10.     CERTIFICATION
             (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  2/14/00
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                                  Date

                                  --------------------------------
                                  Signature
                                  Charlotte Zerbs, Assistant Compliance Director
                                  ----------------------------------------------
                                  Name/Title